FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 22, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to provide an update for its shareholders regarding the exploration activities of Niger Uranium Limited, of which NWT is the largest shareholder with a 30.5% ownership position.

Niger Uranium reports that a resource calculation is underway for a 16,400-foot by 2,950-foot (5,000-meter by 900-meter) area at the In Gall property, which contains a continuous near-surface layer with a mean borehole interval grade of 146 parts per million (ppm) equivalent U3O8 (eU3O8) over 3.9 feet (1.2 meters), as detailed in a press release dated May 14, 2008. This grade represents an increase of 20% over previously reported grades, as a result of final calibration of the radiometric probe. Niger Uranium expects the resource calculation to be completed in June. Step-out drilling is planned to significantly extend the resource.

In addition, one borehole outside of the defined “resource area” drilled the same layer 3.7 miles (6.0 kilometers) along strike and returned an intersection of 15.0 feet (4.6 meters) with a grade of 172 ppm eU3O8, using radiometric probing, illustrating the potential for thicker development of the mineralized layer. Similar high-tonnage open-pittable surface deposit projects within Africa typically have cut-off grades of between 40 and 80 ppm U3O8.

Drilling to date has only tested approximately 20% of the historically delineated mineralized area. The mineralization remains open and historical maps indicate that it could extend up to 9.3 miles (15.0 kilometers) to the west. Niger Uranium reported that it will commence extension drilling in June to significantly expand the resource area.

For further information on Niger Uranium’s 2008 exploration program and complete details of the borehole intersections, please visit the company’s web site at www.niger-uranium.com, where the complete press release from May 14, 2008 can be viewed.

NWT contributed the Irhazer and In Gall properties to Niger Uranium, as detailed in a press release dated July 26, 2007.

NWT owns 30.5% of Niger Uranium following Niger Uranium’s acquisition of a significant interest in private South American uranium explorer, UrAmerica plc. On closing of the transaction, NWT acquired a stake in UrAmerica of approximately 6.3% based on its percentage interest in Niger Uranium. If warrants issued as part of the agreement are exercised, NWT would then hold 10.3% of UrAmerica. For more information on the acquisition, please visit Niger Uranium’s web site.

Quality Assurance

Drilling was completed under the direction of MSA Geoservices of South Africa. All boreholes were vertical and drilled by the tri-cone method and probed with a Robertson gamma tool which was calibrated by Terratec Geoservices at the Medusa facility in the Netherlands. Final calibration resulted in a conversion factor of 0.157 ppm eU3O8 per radiometric count. Additional validation of the gamma tool results is provided by the results of the XRF analyses on samples from 15 boreholes within the “resource area.” All boreholes were drilled by the tri-cone method.

Qualified Person

The information contained in Niger Uranium’s announcement has been reviewed by Keith Kenyon (MSc. AUS IMM), Geochemical Consultant to Niger Uranium. He is the Qualified Person overseeing the geochemical exploration on the In Gall-Irhazer licenses. Mr. Kenyon has 36 years experience in gold and uranium exploration and geochemistry and he is undertaking to act as a Qualified Person for the purposes of this announcement.

The chemical analyses were undertaken by SGS Minerals, Southern Africa; 58 Melvill Street, Booysens, Johannesburg, 2091, Tel. +27 (0)11 680-3466. This is a properly equipped, fully accredited laboratory undertaking analyses and assays for the mining industry.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By: /s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: May 22, 2008